UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ___________

Commission File Number: 1-15174

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES

(Full title of the Plan and the address of the Plan, if different from that of issuer named below)

Siemens Aktiengesellschaft
c/o Siemens Corporation
153 East 53rd Street, 56th Floor
New York, New York 10022

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

SIEMENS

SIEMENS SAVINGS PLANS

(as defined herein)
Individual Financial Statements
and Supplemental Schedule

December 31, 2007 and 2006
(With Report of Independent Registered Public
Accounting Firm Thereon)

SIEMENS SAVINGS PLANS

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Participants of the Siemens Savings Plan and
the Siemens Savings Plan for Union Employees and
the Members of the Siemens Corporation Administrative and Investment Committees:

We have audited the accompanying individual statements of net assets available for benefits of the Siemens Savings Plan and the Siemens Savings Plan for Union Employees (collectively, the Plans) as of December 31, 2007 and 2006, and the related individual statements of changes in net assets available for benefits for the year ended December 31, 2007. These individual financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these individual financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the individual financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the individual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall individual financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic individual financial statements taken as a whole. The individual supplemental Schedules H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic individual financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These individual supplemental schedules are the responsibility of the Plans' management. The individual supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic individual financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic individual financial statements taken as a whole.

KPMG LLP

New York, New York
June 20, 2008

SIEMENS
SAVINGS PLANS

Individual Statements of Net Assets Available for Benefits

December 31, 2007

	Savings Plan	Union Plan
Assets:		
Investment in the net assets of the Master Trust for Siemens Savings Plans, at fair value (note 6)	$ 7,230,772,092	192,204,634
Participants' loans receivable	111,537,992	8,121,668
Total assets, at fair value	7,342,310,084	200,326,302
Liabilities:		
Excess contribution refunds	—	30,336
Total liabilities	—	30,336
Net assets available for benefits, at fair value	7,342,310,084	200,295,966
Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	(29,439,041)	(1,361,484)
Net assets available for benefits	$ 7,312,871,043	198,934,482

See accompanying notes to individual financial statements.

SIEMENS
SAVINGS PLANS

Individual Statements of Net Assets Available for Benefits

December 31, 2006

		Savings Plan	Union Plan
Assets:			
Investment in the net assets of the Master Trust for Siemens Savings Plans, at fair value (note 6)	$	6,296,086,406	168,076,709
Participants' loans receivable		103,737,225	6,766,308
Total assets, at fair value		6,399,823,631	174,843,017
Liabilities:			
Excess contribution refunds		—	97,307
Total liabilities		—	97,307
Net assets available for benefits, at fair value		6,399,823,631	174,745,710
Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts		18,801,741	844,291
Net assets available for benefits	$	6,418,625,372	175,590,001

See accompanying notes to individual financial statements.

SIEMENS
SAVINGS PLANS

Individual Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

		Savings Plan	Union Plan
Additions to net assets attributed to:			
Plan's share of the net investment income of the Master Trust for Siemens Savings Plans (note 6)			
Net appreciation in fair value of investments	$	485,637,292	11,357,983
Interest		84,312,527	3,971,355
Dividends		42,799,039	786,839
Interest on participants' loans		7,424,515	511,457
Total investment income		620,173,373	16,627,634
Contributions:			
Participants		431,394,352	16,525,091
Excess contribution refunds		—	(30,336)
Employer		154,067,139	4,414,582
Total contributions		585,461,491	20,909,337
Total additions		1,205,634,864	37,536,971
Deductions from net assets attributed to:			
Benefits paid to participants		507,317,485	18,336,964
Plan expenses		19,220,559	425,679
Total deductions		526,538,044	18,762,643
Net increase in net assets prior to net asset transfers		679,096,820	18,774,328
Asset transfers, net (note 9)		215,148,851	4,570,153
Net increase		894,245,671	23,344,481
Net assets available for benefits:			
Beginning of year		6,418,625,372	175,590,001
End of year	$	7,312,871,043	198,934,482

See accompanying notes to individual financial statements.

(1) Description of Plans

The following description of the Siemens Savings Plan (the Savings Plan), and the Siemens Savings Plan for Union Employees (the Union Plan) (separately, the Plan, and collectively, the Plans or the Siemens Savings Plans) is provided for general information purposes only. Participants should refer to each Plan document for a more complete description of each of the Plans.

General

The Plans are defined contribution plans sponsored by Siemens Corporation (the Company), an indirectly wholly-owned subsidiary of Siemens Aktiengesellschaft (Siemens AG), covering salaried, hourly, and union employees of the Company, its affiliates and other participating companies. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plans generally define an employee as any person employed by the Company or any affiliated or participating company, provided that the person is residing in the United States and is receiving United States source income.

Participation in the Savings Plan is available to any employee who is employed by the Company or a participating company, excepting leased employees, nonresident aliens and anyone employed on a temporary basis for not more than twelve months. Unless expressly approved by the Company, employees covered by a collective bargaining agreement which does not provide for participation in the Savings Plan are excluded from participation in the Savings Plan. The Union Plan defines an employee as any person employed by the Company or any affiliated company and covered by a collective bargaining agreement providing for participation in the Union Plan, provided that said person is residing in the U.S. and is receiving U.S. source income.

Eligible employees may enroll in the appropriate Plan on any day following their date of employment. Each newly hired employee who is eligible to participate in a respective Plan generally automatically becomes a participant in the appropriate Plan and will have tax-deferred contributions of 3% of the employee's annual compensation withheld after 30 days of being eligible for the plans unless the employee affirmatively elects not to participate in the Plan, elects to participate at a different rate, or on a basis other than tax deferred contributions.

Effective January 1, 2007, the default investment option for the automatic contribution was changed from the Stable Value Investment Option to one of the LifeCycle Portfolios based on the participant's year of birth as follows:

LifeCycle Portfolio	Year of Birth
LifeCycle Retirement Portfolio	1941 or earlier
LifeCycle 2010 Portfolio	1942 to 1949
LifeCycle 2020 Portfolio	1950 to 1959
LifeCycle 2030 Portfolio	1960 to 1969
LifeCycle 2040 Portfolio	1970 or later

As a result of acquisitions during 2007, employees from certain companies became eligible to participate in one of the Plans. In addition, the assets and liabilities of participants in plans associated with these companies (the Prior Plans) were transferred into one of the Plans as noted in note 9. Prior service under the Prior Plans is recognized as stated in the plan document for each of the Plans. Generally, service recognized under the Prior Plans is recognized as continuous employment for eligibility and vesting purposes under the Plans. All active employees with account balances that were transferred into the Plans from the Prior Plans were fully vested in their Prior Plans' account balances.

As a result of sales of certain businesses or participants transferring to other qualified Siemens Plans, the assets and liabilities of participants for the companies listed in note 9 were transferred out of one of the Plans into plans established by the acquiring company.

Administration

The Administrative Committee of the Company is responsible for administering the Plans' operations and the Investment Committee of the Company is responsible for monitoring investments by the Plans. The ten-person Administrative Committee is composed of the Director of Employee Benefits of the Company, the Vice President/Controller of the Company, and eight human resource representatives from certain of the Company's affiliates who are appointed by the Senior Vice President of Human Resources of the Company. The six-person Investment Committee is composed of the following members: the Executive Vice President and Chief Financial Officer of the Company (who serves as Chairman of the Investment Committee); the President of Siemens Capital Company, LLC; Senior Vice President/General Counsel and Secretary of the Company; Vice President of Mergers & Acquisitions of the Company; Senior Vice President of Human Resources of the Company; and Vice President and Controller of the Company, all of whom are appointed by the board of directors of the Company.

Contributions

Participants in the Savings Plan and Union Plan can elect to contribute from 2% to 25%, in 1% increments, of their annual compensation, as defined by the plan documents for each of the Plans. Participants may make contributions on a tax-deferred basis, an after-tax basis, or a combination of a tax-deferred and after-tax basis. The Plans also allow participants to change their contribution percentages daily. Participants may cease their contributions at any time.

Effective February 2003, the Savings Plan and the Union Plan allowed participants age 50 and older to make additional tax-deferred contributions. These catch-up contributions were subject to Internal Revenue Service (IRS) limits of $5,000 in 2007.

For the majority of employees, the Company or the participating company, as applicable, matches 50% of its employee's contribution on the first 6% of the employee's compensation contributed to the appropriate Plan. For some groups of employees, the Company or the participating company, as applicable, matches 75% of its employee's contribution on the first 6% of the employee's compensation contributed to the appropriate Plan. For most employees eligible for participation in the Siemens Savings Plan and who are hired or rehired on or after April 1, 2006, the Company or the participating company matches 100% of its employee contributions on the first 6% of the employee's compensation contributed to the Plan.

Each participant whose employment with the Company or a participating company is terminated has the option to deposit any lump sum amount that may be received from the Siemens Pension Plan or Siemens Pension Plan for Union Employees (defined benefit pension plans sponsored by the Company) directly into the appropriate Plan.

As dictated by the IRS, the maximum combined participant and employer contributions to a participant's account for a plan year was limited to the lesser of $45,000 for 2007, or 100% of the participant's annual compensation. The IRS had limited a participant's annual tax-deferred contribution to $15,500 for the 2007 calendar year. Other IRS limits exist for certain highly compensated employees participating in the Plans.

Investment Options

A participant may direct his or her contributions to the following investment options in increments of at least 1% within the Siemens Savings Plans:

a) Stable Value Investment Option,
b) U.S. Large Cap U.S. Stock Investment Option,
c) High Yield Bond Investment Option,
d) Non-U.S. Developed Markets Stock Investment Option,
e) Self-Directed Brokerage Window Investment Option,
f) Core Bond Investment Option,
g) U. S. Small Cap U.S. Stock Investment Option,
h) LifeCycle Investment Portfolios,
i) Non-U.S. Emerging Markets Stock Investment Option, and
j) Siemens AG Stock Investment Option.

Each of the Plans allows participants to change their investment elections prospectively and to transfer their funds between investment options, on any business day, with the exception of the Non-U.S. Developed Markets Stock Investment Option, the Non-U.S. Emerging Markets Stock Investment Option, and the Siemens AG Stock Investment Option accounts. Any amount invested in the Non-U.S. Developed Markets Stock Investment Option or the Non-U.S. Emerging Markets Stock Investment Option that results from a reallocation by participants investments must remain invested in that option for at least 30 days. Certain participants who invest in the Siemens AG Stock Investment Option will be subject to blackout periods beginning two weeks before the end of each fiscal quarter or fiscal year until two days after announcement of the Company's quarterly or annual financial results. As of December 20, 2006, amounts in a participant's Siemens Global Stock Ownership Program (SGSOP) Award, as described below, can be transferred to other investment options in the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, company contributions, and applicable earnings or losses (net of apportioned plan expenses). The benefit to which a participant is entitled at any given time is the participant's vested account balance at such time.

Vesting

Participants' contributions and earnings thereon are fully vested at all times. Company contributions and earnings thereon become 40% vested after two years of continuous employment and continue to vest at an annual rate of 20%, to 100% after five years of continuous employment with the Company, its subsidiaries and affiliates. The 2001 SGSOP Award and earnings thereon are fully vested at all times. In addition, participants become 100% vested in the Company's contributions and earnings thereon upon retirement, death, total or permanent disability, complete or partial termination of the Plans, complete discontinuance of Company contributions, permanent layoff, or transfer (without intervening employment) to an affiliated company outside the United States which does not participate in one of the Plans.

For Company contributions made subsequent to the effective date of a Company subsidiary or affiliate plan's merger into one of the Plans, former participants of the originating plan vest according to the relevant vesting schedule of the respective plan. Prior service under each originating plan is recognized, as stated in the plan documents of the appropriate Plan.

Participant Loans

Each of the Plans allows participants to borrow amounts equal to the lesser of 50% of their vested account balance or $50,000. The term of a loan shall not exceed four years (a thirty year loan term is permitted in cases where the loan proceeds are used to purchase the participant's principal residence). The balance in the participant's account secures any such loans. Such loans bear interest at a "reasonable rate" as established periodically by the Administrative Committee. Principal and interest are paid ratably during the year through payroll deductions. Any loans outstanding at the time a participant leaves employment with Siemens are termed "loan cancellations" and are treated as disbursements from the Plans, unless repaid within 60 days.

The outstanding balance of any active participant loan that is deemed to be in default, because of missed payments, will automatically become taxable income to the participant that must be reported to the IRS at the end of the relevant tax year. The amount taxable will include both the taxable portion of the remaining principal and any accrued interest that was due as of the date of the loan default.

Payment of Benefits

Each of the Plans disburses funds for terminations of participation as a result of the following: retirement, death, total or permanent disability, permanent layoff, termination of employment with the Company, or transfer to an affiliated company outside the United States which does not participate in one of the Plans. The payment can take one of three forms: lump sum payments, two partial payments within a calendar year, or installment payments. However, currently any vested benefit of $1,000 or less at the time of termination will automatically be paid out as a lump sum. Also, currently, benefits between $1,000 and $5,000 will be transferred to an IRA with Hewitt Financial Services unless the participant directs otherwise. The Plans also permit in-service withdrawals under certain circumstances.

(2) Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plans have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax position taken or expected to be taken to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. The Plans adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a significant impact on the Plans' financial statements.

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 establishes a single authoritative definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies to fair value measurements already required or permitted by existing standards. The change to current generally accepted accounting principles from the application of FAS 157 relates to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management is currently evaluating the implications of FAS 157.

Risks and Uncertainties

The Plans may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the individual statement of assets available for benefits.

The Plans' exposure to a concentration of credit risk is limited by diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the Siemens AG Stock Fund, which principally invests in the securities of a single issuer. The underlying value of the ADSs of Siemens AG is entirely dependant upon the performance of the Siemens AG and the market's evaluation of such performance. If a participant directs that his or her contributions be invested through the Self-Directed Brokerage Window Option, the participant directs how such amounts will be diversified.

Reporting of Fully Benefit Responsive Investment Contracts

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The assets of each of the Plans are held in the Master Trust for the Siemens Savings Plans ("Master Trust"). Unit values of funds within the Master Trust represent the proportionate participation in the Master Trust's funds and includes earnings from realized and unrealized appreciation and depreciation of the funds' investments, interest and dividend income, less investment-related fees and expenses charged to the funds.

The Master Trust investments are recorded at fair value. Investments in securities and American Depository Shares (ADSs) are valued at the closing market price as established on the appropriate national securities exchange. Investments in registered investment companies and short-term investment funds are valued at their aggregate unit value as established by the fund trustee and reported to the general public. Investments in common collective investment funds and limited partnerships are valued at their aggregate unit value as established by the fund trustee or general partner and reported to the Master Trust. Collective investment funds which are wrapped by insurance companies and other financial institutions are valued at fair value. Investments in forward currency contracts are marked-to-market using quoted prices on the valuation date. Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Plan Expenses

Only expenses of the Plans that are permitted to be charged to the Master Trust are charged to the Master Trust. For expenses that are not specific to an investment fund, such as administrative, trustee, and auditing expenses, an expense allocation is charged to the net asset balance of each investment fund on a daily basis. For expenses that are specific to an investment fund, such as investment manager fees, the contracted expense rate is charged to the specific investment fund's net assets on a daily basis and are included in the investment fund's reported income. Contracted expense rates vary based on the investment fund.

Forfeitures

Employees who terminate their employment with the Company or its affiliates forfeit their nonvested portion of company contributions and any earnings thereon in accordance with the terms of the Plans. Such forfeitures of company contributions are applied to reduce future company contributions. During 2007, employer contributions for the Savings Plan and the Union Plan were reduced by $7,533,667 and $238,637, respectively, from forfeited nonvested accounts. At December 31, 2007, forfeited non-vested amounts totaled $95,495 and $0 for the Savings Plan and the Union Plan, respectively. At December 31, 2006, forfeited non-vested amounts totaled $58,702 and $0 for the Savings Plan and the Union Plan, respectively.

(3) Parties-in-Interest

Six members of the Investment Committee and the ten members of the Administrative Committee are participants in the Savings Plan. The plan trustee, BNY Mellon Bank NA, also serves as an investment manager with respect to one of the funds of the Plans. In addition, the trustee also serves as the custodian for certain commingled funds managed by INVESCO in which the Plans participate.

(4) Plan Termination

The Company reserves the right to discontinue either or both of the Plans at any time. In the event that a termination of either of the Plans should occur, the value of each participant's account (including company contributions and earnings thereon) shall become fully vested and funds will be distributed in accordance with ERISA.

(5) Tax Status of the Plans

The IRS has issued determination letters dated April 23, 2008 and March 12, 2008 for the Savings Plan and the Savings Plan for Union Employees, respectively, advising that the Plans qualify for tax-exempt status pursuant to the provisions of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes. The Plans' administrator and management of the Company believe that the Plans, as subsequently amended, conform to ERISA requirements and continue to qualify as tax exempt under the Internal Revenue Code.

(6) Investment in Master Trust

All of the Plans' investments are in the Master Trust, which was established for the investment of assets of the Plans and certain other Company-sponsored or Company affiliate-sponsored defined contribution plans. Each participating defined contribution plan has a proportionate interest in the Master Trust. The assets of the Master Trust were held by BNY Mellon NA at December 31, 2007 and 2006.

At December 31, 2007 and 2006, each of the Plans' respective proportionate interests in the net assets of the Master Trust were approximately as follows:

	2007	2006
Savings Plan	97.3%	97.3%
Union Plan	2.6%	2.6%

Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual Company-sponsored plans on a daily, weighted average basis.

Related Party Transactions

For the year ended December 31, 2007, the Master Trust purchased 1,557,829 Siemens ADSs with a fair market value of $199,065,095 and sold 945,900 Siemens ADSs for proceeds of $115,152,490 resulting in realized gains of $38,334,542. At December 31, 2007 and 2006, the market values of the Siemens AG Stock Investment Option were $472,092,274 and $233,184,477, respectively, which represented 6.4% and 3.8% of the Master Trust's total market value, respectively.

Securities Lending

As of December 31, 2007, the Master Trust participated in the BNY Mellon Global Securities Lending Program for its U.S. and Non-U.S. securities. Securities are lent to certain unrelated third-party brokers in exchange for collateral, usually in the form of cash. Collateralization levels are equal to a percentage of the market value of the borrowed securities. For U.S. securities, collateral shall not be less than 102%, and for non-U.S. securities, collateral shall not be less than 105%, unless it is denominated in the same currency as the collateral, in which case it will be 102%. Collateral received is invested in short-term collateral re-investment fund that is managed by BNY Mellon's Global Security Lending Group, and the fund consists of high quality short-term investments. The value of loaned securities amounted to $207,226,093 and $204,288,233 at December 31, 2007 and 2006, respectively. The obligation to return collateral is reflected as a liability in the Master Trust's financial statements.

The following table presents the fair values of investments for the Master Trust at December 31, 2007 and 2006:

	2007	2006
Collective investment funds	$ 1,745,604,474	1,617,916,342
Common collective funds	3,237,750,247	2,869,504,002
Domestic and foreign common stock	930,727,180	914,824,859
Preferred Stock	211,165	73,977
Registered investment companies	786,100,274	630,192,892
Government obligations	108,760,358	80,676,039
Corporate debt obligations	146,334,669	120,950,143
Siemens AG ADSs	472,092,274	233,184,477
Limited partnership	359,397	160,184
Short-term investments	28,812,859	20,546,742
Securities on loan against collateral	207,226,093	204,288,233
Receivable for securities sold, accrued income & other receivables	35,549,725	20,077,696
Forward currency futures contracts – net	13,773	(30,160)
Liability for collateral deposits	(214,774,266)	(215,239,041)
Payable for securities purchased and accrued liabilities	(58,159,140)	(30,911,236)
Net assets of the Master Trust, at fair value	7,426,609,082	6,466,215,149
Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	(30,863,222)	19,646,032
Net assets of the Master Trust	$ 7,395,745,860	6,485,861,181

The total investment income of the Master Trust for the year ended December 31, 2007 is as follows:

Net appreciation (depreciation) in fair value of investments:	
Domestic and foreign common stock, including Siemens AG ADS's	$ 168,836,403
Government obligations	1,647,562
Corporate debt obligations	(3,898,241)
Common collective funds	217,760,216
Registered investment companies	111,741,739
Other investments	907,594
	496,995,273
Interest	88,437,130
Dividends	43,585,878
Investment income of the Master Trust exclusive of changes in fair value of fully benefit responsive guaranteed investment contracts	$ 629,018,281

Forward Currency Contract – Net

In order to hedge against foreign currency exchange rate risks, certain investment managers for the Master Trust may buy or sell foreign forward currency contracts. Foreign forward currency contracts obligate one party to purchase, and the other party to sell, a specific currency at a set price on a future date. Foreign forward currency contracts are valued daily based on forward currency rates with the resulting adjustment being recorded as unrealized gain/loss. At December 31, 2007 and 2006, the net unrealized gain balance for forward currency futures contracts was $13,773 and a net loss of $30,160, respectively, as detailed below.

As of December 31, 2007 and 2006, the Master Trust had open positions to buy foreign forward currency contracts in various denominations in exchange for $1,401,235 and $1,003,870, respectively, and whose values at December 31, 2007 and 2006 were $1,401,235 and $1,003,694, respectively, resulting in a loss of $176 for 2006.

As of December 31, 2007 and 2006, the Master Trust had open positions to sell foreign forward currency contracts in various denominations in exchange for $1,401,235 and $1,003,870, respectively, and whose values at December 31, 2007 and 2006 were $1,387,462 and $1,033,854, respectively, resulting in gain of $13,773 and loss of $29,984 for 2007 and 2006, respectively.

(7) Investments

The following description of the Master Trust's investments relates only to the investment options that were available to the Plans' participants at December 31, 2007. The information is provided for general information purposes only and participants should refer to the respective Plan's prospectus and to each fund's prospectus and annual report for more complete information.

Stable Value Investment Option

The option invests in financial instruments designed to create a synthetic guaranteed investment contract. The financial instruments consist of high quality fixed income instruments along with investment contracts and wrapper contracts with insurance companies, banks, and other financial institutions. The wrapper contracts are issued by highly-rated financial institutions and serve to preserve the value of the fund's investments by mitigating the fluctuations in the market value of the fixed income instruments. The objective of this investment option is to provide liquidity and safety of principal while providing a higher return over time than the return offered by money market funds. The assets underlying this investment option are currently managed by INVESCO Institutional. However, there is no guarantee (either from INVESCO Institutional or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

Employer and participant contributions invested in the investment contracts, as well as any interest credited thereon, are guaranteed by the financial institution that issues the wrapper contract and not by the Company. The overall credit quality of the assets in each separately managed account will not be below a grade of AA.

The rate of return credited to participants' accounts for the Stable Value Investment Option was 4.91% and 4.76% for 2007 and 2006, respectively. The average yields earned by the plan in 2007 and 2006 were 4.96% and 4.93%, respectively.

U.S. Large Cap U.S. Stock Investment Option

The option's assets are invested in approximately 10% of the S&P 500 Index portfolio, with the remainder invested in one or more widely diversified portfolios, each holding stock issued primarily by large and medium-sized U.S. companies. The assets underlying this investment option are currently managed by Barclays Global Investors, N.A. (BGI), Legg Mason, Capital Guardian and State Street Global Advisors (SSGA). The objective of this investment option is to seek long-term capital growth while generating returns that exceed that of the S&P 500 Index. However, there is no guarantee (either from BGI, Legg Mason, Capital Guardian, SSGA, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

High Yield Bond Investment Option

The option invests in a variety of below-investment-grade income securities, including (but not limited to) public and private corporate fixed-income securities, U.S. dollar fixed-income securities of foreign issuers, convertible securities, zero-coupon securities and preferred stocks. The assets underlying this investment option are currently managed by Loomis Sayles & Company and Pacific Investment Management Company (PIMCO). The investment option seeks to exceed the return of the Merrill Lynch High Yield Master II Bond Index through both current income and capital appreciation, while approximating the average portfolio maturity and credit rating of that index. However, there is no guarantee (either from Loomis Sayles & Company, PIMCO, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

Non-U.S. Developed Markets Stock Investment Option

The option invests primarily in the stocks of companies based outside the United States. These companies operate in countries considered to have well-developed, smoothly functioning securities markets and an underlying legal structure that supports financial investments. The assets underlying this investment option are currently managed by Capital Guardian, BGI and Gratham, Mayo, Van Otterloo (GMO). The objective of the investment option is to seek long-term capital growth with performance exceeding that of the Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index. However, there is no guarantee (either from Capital Guardian, BGI, GMO or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

This investment option includes an indexed portfolio, managed by BGI, to provide liquidity necessary to accommodate daily transactions by participants. This liquidity vehicle may constitute as much as 20-30% or more of the total investment option.

Self-Directed Brokerage Window Investment Option

The self-directed brokerage (SDB) account is administered through Hewitt Financial Services. This account allows participants to build and manage their own portfolios by selecting from over 10,000 stocks and 9,500 mutual funds. A minimum balance of $500 in investments in one of the Plans other than in the SDB account and the Siemens AG Stock Investment Option account is required to be eligible to participate in this option. This investment choice is designed for the sophisticated investor who is willing to assume responsibility for closely monitoring his or her own investments. Employee contributions to one of the Plans directly from the employee's paycheck cannot be directed into an SDB account. Transfers from other investment options in such Plan are the only way a participant can contribute to an SDB account. There is no guarantee (either from Hewitt Financial Services or the Company) against loss of principal or earned investment returns.

Core Bond Investment Option

The option invests in a variety of investment-grade fixed-income securities, including (but not limited to) fixed-income securities issued by the U.S. Government and Agencies, corporations, mortgage-backed issuers, asset-backed issuers, U.S.-dollar-denominated securities of foreign issuers and preferred stocks. The assets underlying this investment option are managed by Blackrock Financial Management, Inc. and Wellington Management Company. The objective of the investment option is to seek a total return that exceeds that of the Lehman Brothers Aggregate Bond Index. However, there is no guarantee (either from Blackrock Financial Management, Inc., Wellington Management Company or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

This investment option includes an indexed portfolio, managed by BGI, to provide liquidity necessary to accommodate daily transactions by participants. This liquidity vehicle may constitute as much as 4-10% or more of the total investment option.

U.S. Small Cap U.S. Stock Investment Option

The option invests in securities of a diverse group of small U.S. companies whose securities are traded in the U.S. securities markets. The assets underlying this investment option are managed by AXA Rosenberg Investment Management, Peregrine Capital Management, SSGA and Wellington Management Company. The objective of the investment option is to seek long-term growth of principal, with performance exceeding that of the Russell 2500 Index. However, there is no guarantee (either from AXA Rosenberg Investment Management, Peregrine Capital Management, SSGA, Wellington Management Company or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

LifeCycle Portfolios

Each portfolio invests in shares of one of the five diversified collective funds managed by BGI. The objective of each portfolio is to meet long-term investment goals based upon various time horizons. However, there is no guarantee (either from BGI or the Company) of achieving any of the various portfolio objectives, nor is there a guarantee against loss of principal or earned investment returns. Each portfolio uses an asset allocation strategy to invest in a portfolio with a changing mix of U.S. and international asset classes. As time passes and market conditions change, each portfolio is adjusted, seeking to maximize investment returns as appropriate for each portfolio's investment time horizon. The LifeCycle Retirement Portfolio is designed for those withdrawing their money because they are in their retirement. The four other LifeCycle Portfolios' time horizons are: LifeCycle 2010 Portfolio, LifeCycle 2020 Portfolio, LifeCycle 2030 Portfolio and LifeCycle 2040 Portfolio. As of June 19, 2008 LifeCycle 2050 Portfolio became available as an option in the LifeCycle funds.

Non-U.S. Emerging Markets Stock Investment Option

This option invests primarily in the securities of companies based outside the United States, in countries considered to have less highly developed securities markets. The assets underlying this investment option are managed by Capital International, Inc., BGI, and SSGA. The objective of this investment option is to seek long-term capital growth with performance exceeding that of the Morgan Stanley Capital International (MSCI) Emerging Markets Free Index. However, there is no guarantee (either from Capital International, BGI, SSGA or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

Siemens AG Stock Investment Option

The option invests only in the American Depository Shares (ADSs) of Siemens AG with a small amount in money market instruments to provide liquidity and to accommodate daily transactions. The objective of this option is to give participants an opportunity to track the performance of Siemens AG ordinary shares. ADSs are securities issued by a U.S. bank depositary under an agreement with Siemens AG that represent an interest in ordinary shares of Siemens AG held by a custodian bank on behalf of the depositary. Siemens AG ADSs are listed on the New York Stock Exchange and provide a way for U.S. investors to indirectly invest in Siemens AG ordinary shares through a security that is publicly traded in the United States. Trading of the ADSs is priced in U.S. dollars and dividends on the ordinary shares underlying ADSs are paid in U.S. dollars. Cash dividends are reinvested into the fund on the date paid by Siemens AG. The dividends are paid in cash at the rate of 85% of the full dividend due to foreign withholding taxes. The option is not diversified since assets are invested in a single security. There is no guarantee against loss of principal or earned investment returns. The trustee buys and sells the Siemens AG ADSs at fair market value, paying brokerage commissions from fund assets.

Prior to December 20, 2006, the 2001 SGSOP Award and earnings thereon were restricted to investment in the Siemens AG Stock Investment Option for as long as the participant was employed with the Company and for as long as the participant maintained an account balance in the Plans. In addition, the 2001 SGSOP Award and earnings thereon were not available for withdrawals or loans and they were excluded from the calculation of a participant's eligible loan balance. Effective December 20, 2006, the Plans were amended to allow participants to transfer the 2001 SGSOP Award and earnings thereon out of the Siemens AG Stock Investment Option at any time into any of the other investment options available under the Plans. In addition, the 2001 SGSOP Award and earnings thereon were made available for withdrawals or loans.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Siemens Savings Plans to the Form 5500 at December 31, 2007 and 2006:

	Savings Plan 2007	Savings Plan 2006
Net assets available for benefits per the financial statements	$ 7,312,871,043	6,418,625,372
Add/(less) adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	29,439,041	(18,801,741)
(Less) amounts allocated to withdrawing participants	(5,457,880)	(6,372,447)
Net assets available for benefits per the Form 5500	$ 7,336,852,204	6,393,451,184

	Union Plan 2007	Union Plan 2006
Net assets available for benefits per the financial statements	$ 198,934,482	175,590,001
Add/(less) adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	1,361,484	(844,291)
Net assets available for benefits per the Form 5500	$ 200,295,966	174,745,710

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the Savings Plans at December 31, 2007:

	Savings Plan	Union Plan
Total investment income per the financial statements	$ 620,173,373	16,627,634
Add adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts at December 31, 2007	29,439,041	1,361,484
Add adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts at December 31, 2006	18,801,741	844,291
Less plan expenses	19,220,559	425,679
Total investment income per the Form 5500	$ 649,193,596	18,407,730

The following is a reconciliation of benefits paid to participants from the Savings Plans financial statements to its Form 5500 at December 31, 2007:

Benefits paid to participants per the financial statements	$ 507,317,485
Add amounts allocated to withdrawing participants at December 31, 2007	5,457,880
Less amounts allocated to withdrawing participants at December 31, 2006	(6,372,447)
Benefits paid to participants per the Form 5500	$ 506,402,918

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each December 31 but have not yet been paid as of that date.

(9) Asset Transfers, Net

In connection with acquisitions by the Company or its affiliates, certain employees of the acquired companies were offered participation in the respective Plans and afforded the ability to transfer their accumulated vested balances in their Prior Plans to whichever one of the Plans in which they were eligible to participate. In connection with the sales of certain businesses of the Company or its affiliates, certain employees of the divested companies or business units were required to terminate participation in the Plans and, as such, their vested balances were transferred to plans established by the acquiring companies. In addition, certain employees transferred assets between the Savings Plan and the Savings plan for Union Employees. The amount of net asset transfers to (from) the Plans for the year ended December 31, 2007 is as follows:

Plan name	Effective date	Transfers to (from) Savings Plan	Transfers to (from) Union Plan
Dematic Corp. Salaried Employee Investment Plan	January 11, 2007	$ (116,308,943)	—
Bayer Corporation Savings and Retirement Plan	March 1, 2007	275,189,591	3,276,319
INDX Software 401(k) Plan	March 29, 2007	1,418,896	—
VA TECH America Corporation 401(k) Retirement Plan	August 24, 2007	31,093,755	1,280,549
Berwanger Inc. 401(K) Ret. Savings Plan	May 15, 2007	4,348,051	—
VistaScape Security Systems Corp. 401(k) Plan	July 24, 2007	700,322	—
Bridges Electric Inc. Profit Sharing Plan	July 2, 2007	1,183,712	—
Flender Corporation 401(k) Retirement Plan	October 15, 2007	6,310,143	—
Winergy Drive Systems Corporation 401(k) Plan	November 1, 2007	1,487,576	—
Bayer Corporation Savings and Retirement Plan	November 1, 2007	8,387,458	—
Envirotrol, Inc. 401(k) Profit Sharing Plan	November 27, 2007	1,351,575	—
Net transfer - between Siemens Savings Plan and Siemens Savings Plan for Union Employees	Various	(13,285)	13,285
Total		$ 215,148,851	4,570,153

(10) Subsequent Event

Effective February 7, 2008, approximately $126.9 million was transferred from the Savings Plan to Nokia Siemens Networks Savings Plan. Effective January 22, 2008 $224.9 million was transferred from the Savings Plans to the Continental N.A. Savings Plan and the Continental N.A. Savings Plan for Union Employees. Effective June 10, 2008 $10.7 million was transferred from the Siemens Savings Plan to Hydro Carbon Savings Plan.

SIEMENS SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Participants' loans	13,106 loans outstanding with interest rates ranging from 4.00% to 9.50%	—	$ 111,537,992

* Represents a party-in-interest to the individual Plan as defined by ERISA.

See accompanying report of independent registered public accounting firm

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value
*	Participants' loans	1,601 loans outstanding with interest rates ranging from 4.00% to 9.50%	—	$	8,121,668

* Represents a party-in-interest to the individual Plan as defined by ERISA.

See accompanying report of independent registered public accounting firm

SIEMENS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES
(Registrant)

By: Lawrence Steenvoorden
Siemens Corporation
Vice President & Controller

Date: June 20, 2008

By: Daniel Navatta
Siemens Corporation
Director, Accounting & Reporting

Date: June 20, 2008

KPMG LLP
345 Park Avenue
New York, NY 10154

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Participants of the Siemens Savings Plan for Union Employees and
the Members of the Siemens Corporation Administrative and Investment Committees:

We consent to the incorporation by reference in Registration Statement (No. 333-150656) on Form S-8 of Siemens Aktiengesellschaft of our report dated June 20, 2008, relating to the individual statements of net assets available for benefits of the Siemens Savings Plan for Union Employees as of December 31, 2007 and 2006, the related individual statement of changes in net assets available for benefits for the year ended December 31, 2007, and the related individual supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Siemens Savings Plan for Union Employees.

KPMG LLP

New York, New York
June 20, 2008

END